Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.invesco.com
December 23, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Growth Series (Invesco Growth Series) File Nos: 811-02699 and 022-57526
Dear Mr. Di Stefano:
     On behalf of AIM Growth Series (Invesco Growth Series) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in December, 2010, with regard to Post-Effective Amendment No. 90 under the Securities Act of 1933 and Amendment No. 86 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 23, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
General Comments
1. Comment: Remove footnote number 1 under the fee table as this Fund is not new.
Response: This footnote has been removed on all of the fee tables in this filing except for the fee table for the new class of shares being registered in this filing for Invesco Moderately Conservative Allocation Fund.

Vincent Di Stefano Division of Investment Management December 23, 2010	Page 2
2. Comment: In the footnote regarding a contractual expense limit, please state who can terminate the expense limit and under what circumstances.
Response: The last sentence of each footnote regarding each expense limit provides that unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on a date no less than one year from the effective date of the expense limit.
3. Comment: The last sentence of the first paragraph in the section, “Fund Summaries — Principal Investment Strategies of the Fund” and the last sentence of the second paragraph in the section, “Investment Objectives, Strategies, Risks and Portfolio Holdings — Objective and Strategies” states, “The Fund’s target allocation is to invest approximately 64% of its total assets in underlying funds that invest primarily in fixed-income securities, approximately 27% of its total assets in underlying funds that invest primarily in equity securities and approximately 9% of its total assets in alternative asset classes and investment strategies which may include commodities.” In which types of fixed-income securities, equity securities and alternative asset classes does the Fund invest?
Response: The comment suggests that we identify the particular types of equity, fixed-income and alternative asset classes in which the Funds invest. Please note that each of Invesco Conservative Allocation Fund, Invesco Growth Allocation Fund, Invesco Moderate Allocation Fund and Invesco Moderately Conservative Allocation Fund is a fund-of-fund. These securities are investments of the underlying funds. In order to determine whether to include risks of an underlying fund, we perform an analysis of the underlying funds’ target weightings within each fund-of-fund. To the extent that the investments of the underlying funds in the aggregate warrant a particular type of risk, we have included that risk.
4. Comment: The fourth paragraph of the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the sixth paragraph of the section, “Investment Objectives, Strategies, Risks and Portfolio Holdings — Objective and Strategies,” discusses the Advisor’s three-step process to create the Fund’s portfolio. How does the Adviser decide on a strategic asset allocation among broad asset classes? How does the Adviser select underlying funds to represent broad asset classes and the determination by the Adviser of target weightings in these underlying funds?
Response: The following two sentences have been added at the beginning of the fifth paragraph under the heading, “Fund Summary — Principal Investment Strategies of the Fund,” and the seventh paragraph under the heading “Investment Objectives, Strategies, Risks and Portfolio Holdings — Objective and Strategies,”:
“Based on the portfolio managers’ research, the strategic allocations of the portfolios are broadly diversified to gain exposure to areas of the market that the portfolio managers believe may perform well in any given period and protect during periods of adverse economic environments such as recessions and inflationary growth. The portfolio managers gain exposure to the desired asset class by selecting the most representative funds.”
5. Comment: Revise “Active Trading Risk” from to state, “Certain underlying funds engage in frequent trading...”

Vincent Di Stefano Division of Investment Management December 23, 2010	Page 3
Response: The requested change has been made.
6. Comment: Throughout the section, “Fund Summary — Principal Risks of Investing in the Fund,” and the section, “Investment Objectives, Strategies, Risks and Portfolio Holdings — Risks,” risks of various investment techniques are included. Include strategies that correlate with each of these types of risks in the “Fund Summary — Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings — Objective and Strategies.”
Response: We understand and appreciate the nature of this comment and will take the comment under advisement for the Fund’s next annual update.
7. Comment: Include specific types of derivatives risk if appropriate.
Response: “Futures Risk”, “Swaps Risk,” and “Options Risk” has been included.
8. Comment: Discuss magnitude of losses in “Leverage Risk”.
Response: The following sentence has been added to “Leverage Risk” in “Fund Summary — Principal Risks of Investing in the Fund”:
“Leverage Risk. Leverage exists when an underlying fund purchases or sells an instrument or enters into a transaction without investing cash in an amount equal to the full economic exposure of the instrument or transaction and the underlying fund could lose more than it invested.”
The phrase, “...and the underlying fund could lose more than it invested,” has been included in Leverage Risk in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings — Risks.”
9. Comment: Regarding “Limited Number of Holdings Risk,” is the Fund diversified or not? If so, say that it is diversified.
Response: If a Fund is diversified, the appropriate disclosure has been included in the Statement of Additional Information. This risk is meant to make an investor aware that the performance of any one portfolio holding may have a more profound impact on the Fund’s performance than in other Funds with more holdings.
10. Comment: In the section, “Fund Summary — Principal Risks of Investing in the Fund,” a risk entitled, “Independent Management of Sector Risk,” has been included. Should this risk appear for the previous Fund in this prospectus?
Response: Since this Fund is a fund-of-fund, this risk relates to an underlying fund that has reached an internal threshold for disclosure in the Prospectus.
11. Comment: Should Invesco Growth Allocation Fund include “Growth Investing Risk”?
Response: “Growth Investing Risk” has been included for Invesco Growth Allocation Fund.

Vincent Di Stefano Division of Investment Management December 23, 2010	Page 4
12. Comment: Should Invesco Growth Allocation Fund include “Value Investing Risk”?
Response: Since this Fund is a fund-of-fund, this risk relates to an underlying fund that has reached an internal threshold for disclosure in the Prospectus.
Invesco Convertible Securities Fund
1. Comment: Remove the first footnote following the fee table that refers to estimated amounts of “Other Expenses” and “Total Annual Operating Expenses” as this Fund is not new.
Response: The Registrant respectfully declines to take this comment. Invesco Convertible Securities Fund was registered with the SEC during February, 2010. On June 1, 2010, the Fund acquired the assets of a corresponding fund formerly advised by Morgan Stanley or Van Kampen. As such, the Fund has not completed a full fiscal year under Invesco service agreements and pricing methodologies, and amounts for “Other Expenses” and “Total Annual Fund Operating Expenses” will be estimated until the Fund has been advised by Invesco Advisers, Inc. for a complete fiscal year.
2. Comment: Add more detail to “Convertible Securities Risk”.
Response: The requested change has been made.
3. Comment: Derivatives Risk has been included; however a derivatives strategy does not seem to appear in the prospectus.
Response: Derivatives Risk has been removed from the Fund’s prospectus as derivatives are not used as a principal investment strategy of the Fund. Rather, the mention of “derivatives” is to indicate that, if they are used, they will count towards meeting the 80% requirement of Rule 35d-1. Accordingly, no further disclosure has been added.
4. Comment: Remove footnote 1 to the “Average Annual Total Returns” table.
Response: We deleted the reference to the benchmarks and since inception performance. We did not delete the footnote regarding hypothetical performance because we believe the same is required by Instruction 3(b) to Item 4.
Statement of Additional Information
1. Comment: In the section, “Fund Policies — Fundamental Restrictions,” restriction number 2 states, “The Fund may not borrow money or issue senior securities, except as permitted by the 1940 Act Laws, Interpretations and Exemptions.” Instead of citing “1940 Act Laws, Interpretations and Exemptions,” state what borrowing is permitted.

Vincent Di Stefano Division of Investment Management December 23, 2010	Page 5
Response: The borrowing that is permitted under the 1940 Act Laws, Interpretations and Exemptions is stated in the non-fundamental policy.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel